January 6, 2020

Brad Domitrovitsch
Chief Executive Officer
American Energy Partners, Inc.
1275 Glenlivet Drive
Suite 100
Allentown, PA 18106

       Re: American Energy Partners, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed December 26, 2019
           File No. 024-11091

Dear Mr. Domitrovitsch:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Form 1-A filed on December 26, 2019

Financial Statements
Notes to the Consolidated Financial Statements (unaudited) - September 30, 2019 and 2018
Note 9. Financial Statements of Acquisition (unaudited), page F-44

1. We note your response and the revised financial statements provided for Hickman
      Geological Consulting, LLC pursuant to Part F/S (b)(7)(iii) of Form 1-A in response to prior comment 1. Revise the financial statements for Hickman Geological Consulting,
      LLC to include notes to the financial statements.
 Brad Domitrovitsch
American Energy Partners, Inc.
January 6, 2020
Page 2

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                          Sincerely,
FirstName LastNameBrad Domitrovitsch
                                                          Division of
Corporation Finance
Comapany NameAmerican Energy Partners, Inc.
                                                          Office of Energy &
Transportation
January 6, 2020 Page 2
cc:       Peter DiChiara
FirstName LastName